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TFT
January 1, 2021
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FINANCIAL STATEMENT

TFT MEDIA VENTURES INC.

COVER PERIOD:
MAY 13, 2020 — DEC 31, 2020

Balance Sheet

TFT Media Ventures Inc.

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
Cash on Hand	$1,802.65
Total Cash and Bank	**$1,802.65**
Other Current Assets	
Total Other Current Assets	**$0.00**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$1,802.65**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Additional Paid-In Capital	$4,000.00
Common Shares	$100.00
Retained Earnings	
Profit between Jan 1, 2020 and Dec 31, 2020	-$2,297.35

Equity

Total Retained Earnings	**-$2,297.35**
Total Equity	**$1,802.65**

Profit and Loss

TFT Media Ventures Inc.

Date Range: May 13, 2020 to Dec 31, 2020

ACCOUNTS	May 13, 2020 to Dec 31, 2020
Income	
Sales (Asia-Pacific)	$1,000.00
Gain on Foreign Exchange	$0.68
Total Income	**$1,000.68**
Cost of Goods Sold	
Cost of Goods Sold	$765.58
Total Cost of Goods Sold	**$765.58**
Gross Profit	**$235.10**
As a percentage of Total Income	**23.49%**
Operating Expenses	
Advertising & Promotion	$1,581.22
Computer – Hosting	$229.80
Computer – Software	$84.41
Professional Fees	$637.00
Loss on Foreign Exchange	$0.02
Total Operating Expenses	**$2,532.45**

Net Profit	-$2,297.35
As a percentage of Total Income	**-229.58%**

Cash Flow

TFT Media Ventures Inc.

Date Range: May 13, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	May 13, 2020 to Dec 31, 2020
Operating Activities	
Sales	
Sales (Asia-Pacific)	$1,000.00
Gain on Foreign Exchange	$0.68
Total Sales	**$1,000.68**
Purchases	
Advertising & Promotion	-$1,581.22
Computer – Hosting	-$229.80
Computer – Software	-$84.41
Professional Fees	-$637.00
Cost of Goods Sold	-$765.58
Loss on Foreign Exchange	-$0.02
Total Purchases	**-$3,298.03**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$2,297.35**

Investing Activities

Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities

Loans and Lines of Credit	
Owners and Shareholders	
Received from Additional Paid-In Capital	$4,000.00
Received from Common Shares	$100.00
Total Owners and Shareholders	**$4,100.00**
Other	
Net Cash from Financing Activities	**$4,100.00**

OVERVIEW

Starting Balance	
Cash on Hand	$0.00
Total Starting Balance	**$0.00** As of 2020-05-13
Gross Cash Inflow	$5,100.68
Gross Cash Outflow	$3,298.03
Net Cash Change	**$1,802.65**
Ending Balance	
Cash on Hand	$1,802.65
Total Ending Balance	**$1,802.65** As of 2020-12-31

TFT MEDIA VENTURES INC.

STATEMENT OF EQUITY

MAY 13, 2020 — DEC 31, 2020

COMMON SHARES

BEGINNING BALANCE	SHARES	AMOUNT	ADD'L PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Contributions	10,000,00	$100.00	$4,000.00	-	$4,100.00
Net Income	–	–	-	($2,297.35)	($2,297.35)
ENDING BALANCE	**10,000,00**	**$100.00**	**$4,000.00**	**($2,297.35)**	**$1,802.65**

TFT MEDIA VENTURES INC.

NOTES TO THE FINANCIAL STATEMENT

I. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of TFT Media Ventures Inc. The financial statement only include information from the inception of the idea (May 13, 2020) through Dec. 31, 2020.

TFT Media Ventures, Inc. was incorporated in the state of Delaware on September 28, 2020.

TFT News (TFT), a digital news & media publishing & broadcasting portal owned by TFT Media Ventures Inc., currently operates in Asia-Pacific. TFT provides in-depth news, reports, and analysis that covers the economy, business, financial markets, technology, and more.

TFT started as a passion project on May 13, 2020, before quickly evolving into a fully operating business after four months of operations.

Fiscal Year

TFT Media Ventures, Inc. operates on a December 31st year-end.

Principles and Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

TFT MEDIA VENTURES INC.

NOTES TO THE FINANCIAL STATEMENT

I. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

TFT Media Ventures, Inc. has a limited operating history. The company's business and operations are sensitive to general business and economic conditions in the United States and the regions where it operates. A host of factors beyond the company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.

Cash and Cash Equivalents

The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the company held no cash equivalents.

Income Taxes

The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company is subject to franchise and income tax filing requirements in the States of Delaware.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Advertising Expenses

The company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date.

TFT MEDIA VENTURES INC.
NOTES TO THE FINANCIAL STATEMENT

I. Summary of Significant Accounting Policies (continued)

Foreign Currency (continued)

Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

II. Commitments and Contingencies

The company is not currently involved with and does not know of any pending or threatening litigation against the company or its members.

III. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000) having a par value of $0.0000100 per share.

Equity-Based Compensation

The equity-based compensation plan authorizes 1,000,000 (10%) stock options to be granted to future key employees, while the CEO & Founder has 9,000,000 (90%) of stocks to be granted under a reverse vesting schedule. The company maintains two different vesting schedules for key employees and the founder:

(1) Reverse Vesting: For the Founder & CEO

The shares will be subject to a reverse vesting schedule from the date the Company was incorporated under a vesting schedule as follows:

- 25% of the shares have already vested;
- the remainder of the shares will vest in equal tranches every month over a period of 4 years;
- with a 12 months cliff before the first tranche vests;
- such that at the end of the 4 year vesting period all shares have vested.

TFT MEDIA VENTURES INC.

NOTES TO THE FINANCIAL STATEMENT

III. Equity (continued)

(2) Early & Key Hires

The Share Options will vest from the date of employment agreement under a vesting schedule as follows:

- the Share Options will vest in equal tranches every month over a period of 4 years or until you cease to be employed by the Company;
- with a 12 months cliff before the first tranche vests;
- such that at the end of the 4 year vesting period all Share Options have vested.